The Annual Meeting of Shareholders of The Zweig Total Return
Fund, Inc. was held on May 5, 2009.

 The meeting was held for the purposes electing two (2) nominees to the Board of Directors, to vote on a proposal regarding conversion of Zweig Total Return Fund to an open-end investment company.

The results of the above matters was as follows:


DIRECTORS                VOTES      VOTES      VOTES
                          FOR      AGAINST    WITHHELD    ABSTENTIONS
Charles H. Brunie      92,911,005    N/A      8,242,767      N/A
James B. Rogers, Jr.   92,996,481    N/A      8,157,291      N/A

Based on the foregoing Charles H. Brunie and James B. Rogers,
Jr., were re-elected as Directors.

The Fund's other Directors who continue in office are George
R. Aylward, Wendy Luscombe, Alden C. Olson and R. Keith Walton.


The proposal regarding conversion to an open-end investment company.

   VOTES FOR     VOTES AGAINST      ABSTENTIONS
   6,884,200      27,930,112         1,726,658